Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Special Meeting of holders of common shares (“C”) and Series B Preferred shares (‘”P”) of JED Oil Inc. (the “Corporation”) held July 30, 2007 (the “Meeting”), the following table sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
1.	Special resolution to amend the terms and conditions of the Series B Preferred shares in the Corporation’s Articles of Incorporation	Carried	90.96% -C 74.39% -P	8.41% -C 25.61% -P	0.63% - C 0.00% - P
2.	Ordinary resolution to approve the issuance of additional common shares in excess of 25% of the currently issued and outstanding common shares.	Carried	89.03% (C only voted)	10.60% (C only voted)	0.37% (C only voted)

JED OIL INC.

Per:

signed: “Marcia Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs

A103156\CAL_LAW\ 1155282\1